EXHIBIT 12c

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Plus Preferred Security Dividend Requirements

	For the Years Ended December 31,

	2007	2006	2005	2004	2003

Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$637	$448	$583	$592	$376
Fixed Charges	339	353	349	369	397
Preferred Securities Pre Tax	(7)	(7)	(7)	(7)	(7)

Earnings	$969	$794	$925	$954	$766

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$332	$346	$342	$362	$390
Interest Factor in Rentals	—	—	—	—	—
Preferred Securities Dividends	4	4	4	4	4
Adjustment to state Preferred Securities Dividends on a pre-income tax basis	3	3	3	3	3

Total Fixed Charges	$339	$353	$349	$369	$397

Ratio of Earnings to Fixed Charges	2.86	2.25	2.65	2.59	1.93

(A)

The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period (b) the actual amount of any preferred securities dividend requirements of majority owned subsidiaries (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)

Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount and premium expense (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G.